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DERENTHAL & DANNHAUSER LLP
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September 29, 2014

BY EDGAR

Mr. Terence O’Brien
Branch Chief
Division of Corporation Finance, Mail Stop 4631
Securities and Exchange Commission
100 F Street, NE
Washington, D.C. 20549

Re:	ATEL Capital Equipment Fund IX, LLC (the “Company”)
Form 10-K for the fiscal year ended December 31, 2013
SEC File No. 0-50210

Dear Mr. O’Brien:

This letter is in response to your letter dated September 22, 2014, addressed to Paritosh K. Choksi, Chief Financial Officer of the above-referenced Company, regarding the referenced report.

The Company’s supplemental responses to the comments in your letter are set forth below, with captions and numbered responses keyed to the captions and numbered comments in your letter.

General

The responses include the Company’s proposed revisions to be made to future filings.   Subject to the Staff’s concurrence with the adequacy of the proposed revisions in response to its comments, all such revisions will be included in future filings as appropriate.

Critical Accounting Policies and Estimates, page 11

1.
We note your discussion of the determination of residual values. Please revise future filings to disclose how often management reviews such values, how you determine when the values need to be adjusted, and whether there have been any instances of material revisions in these residual values in the periods presented. Refer to ASC 840-30-35-25.

840-30-35-25 A lessor shall review the estimated residual value of a leased property at least annually. If the review results in a lower estimate than had been previously established, the lessor shall determine whether the decline in estimated residual value is other than temporary. If the decline in estimated residual value is judged to be other than temporary, the accounting for the transaction shall be revised using the changed estimate and the resulting reduction in the net investment shall be recognized by the lessor as a loss in the period in which the estimate is changed. An upward adjustment of the leased property's estimated residual value  (including any guaranteed portion) shall not be made.

 Mr. Terence O’Brien, Branch Chief
Securities and Exchange Commission
September 29, 2014

Future filings will include the following disclosure:

"Recorded values of the Company’s leased asset portfolio are reviewed each quarter to confirm the reasonableness of established residual values and to determine whether there is indication that an asset impairment might have taken place. The Company uses a variety of sources and considers many factors in evaluating whether the respective book values of  its assets are appropriate.  In addition, the Company may direct a residual value review at any time if it becomes aware of issues regarding the ability of a lessee to continue to make payments on its lease contract.  An impairment loss is measured and recognized only if the estimated undiscounted future cash flows of the asset are less than their net book value. The estimated undiscounted future cash flows are the sum of the residual value of the asset at the end of the asset’s lease contract and undiscounted future rents from the existing lease contract. The residual value assumes, among other things, that the asset is utilized normally in an open, unrestricted and stable market. Short-term fluctuations in the marketplace are disregarded and it is assumed that there is no necessity either to dispose of a significant number of the assets, if held in quantity, simultaneously or to dispose of the asset quickly.  Impairment is measured as the difference between the fair value (as determined by a valuation method using discounted estimated future cash flows, third party appraisals or comparable sales of similar assets as applicable based on asset type) of the asset and its carrying value on the measurement date. Upward adjustments for impairments recognized in prior periods are not made in any circumstances."

The subject report included (in the footnotes to the financial statements), and all future reports will include, disclosure of any instances of material asset impairment recognized in the periods presented, based on the management review described above.

6. Investment in equipment and leases, net, page 30

2. Please address the following in regard to your accounting for leased equipment:

-
Please revise future filings to provide the useful lives for each major group of leased equipment, similar to those groups as categorized on page 3. Disclose how often management reviews these useful lives;

Future filings will disclose the useful lives for each major group of leased equipment and the timing of management’s review of these lives, which is currently at least once per quarter.

-
You disclose that depreciation is recognized over the terms of the related leases and off-lease equipment is generally not subject to depreciation. Please help us understand what consideration you gave to ASC 840-20-35-3 in determining the appropriate period over which to depreciate these assets. Please also tell us how you determined that off-lease equipment should not be depreciated. Please tell us the amount of off-lease equipment you had as of December 31, 2012, December 31, 2013, and June 30, 2014.

Mr. Terence O’Brien, Branch Chief
Securities and Exchange Commission
September 29, 2014

The leasing guidance referred to (ASC 840-20-35-3) indicates that – “The property subject to an operating lease shall be depreciated following the lessor’s normal depreciation policy.”  The Company depreciates all lease assets, in accordance with guidelines consistent with ASC 840-20-35-3, over the periods of the lease terms contained in each asset’s respective lease contract to the estimated residual value at the end of the lease contract. All lease assets are purchased only concurrent with the execution of a lease commitment by the lessee. Thus, the original depreciation period corresponds with the term of the original lease.  Once the term of an original lease contract is completed, the subject property is typically sold to the existing user, re-leased to the existing user, or, when off lease, is held for sale. Assets which are re-leased continue to be depreciated using the terms of the new lease agreements and the estimated residual values at the end of the new lease terms, adjusted downward as necessary. Assets classified as held for sale are carried at the lower of  carrying amount, or the fair value less cost to sell (ASC 360-10-35-43).

The Company does not use the equipment held in its portfolio, but holds it solely for lease and ultimate sale. In the course of marketing equipment that has come off lease, management may determine at some point that re-leasing the assets may provide a superior return for investors and would then execute another lease. Upon entering into a new lease contract, management will estimate the residual value once again and resume depreciation. The Company’s lease assets are generally low obsolescence assets whose usefulness is deemed to diminish through use, rather than through the passage of time.  The Company has generally determined that no, or only nominal, depreciation of asset value has occurred with its assets that have been “held for sale,” therefore ASC 360-10-35-44 has been considered and the Company has determined that it has had no consequential impact.  However, if and when the Company at any time determines that depreciation in value may have occurred with respect to an asset held for sale, the Company would review the value to determine whether a material reduction in value had occurred and recognize any appropriate impairment. Please note that all lease assets, including off-lease assets, are subject to the Company’s quarterly impairment analysis, described above.

The respective amount of off-lease equipment owned by the Company during requested reporting periods is as follows:

FUND IX
($000S)
Net Off-Lease Assets
30-Jun-14	$319
31-Dec-13	656
31-Dec-12	2,289

*   *   *   *

The Company, in connection with the staff’s review of the above referenced filing and its responses to staff comments, hereby acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Mr. Terence O’Brien, Branch Chief
Securities and Exchange Commission
September 29, 2014

            Please contact the undersigned with any further comments or questions concerning the Company's reporting.

Very truly yours,

/s/ Paul J. Derenthal

Paul J. Derenthal

cc:	Ms. Jenn Do
Ms. Nudrat Salik
Staff Accountant
Division of Corporation Finance, Mail Stop 4631
Securities and Exchange Commission

Mr. Paritosh K. Choksi
Mr. Samuel Schussler